Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except ratios)	2012	2011	2012	2011

Income before income taxes	$1,170	$332	$2,855	$574
Interest	93	97	285	290
Portion of rentals deemed to be interest	15	16	47	48

Income available for fixed charges	$1,278	$445	$3,187	$912

Fixed charges:
Interest	$93	$97	$285	$290
Portion of rentals deemed to be interest	15	16	47	48

Total fixed charges	108	113	332	338
Preferred stock dividend requirements	—	—	—	1

Total fixed charges and preferred stock dividend requirements	$108	$113	$332	$339

Ratio of earnings to fixed charges	11.81	3.96	9.58	2.70

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	11.81	3.96	9.58	2.69

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.